UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

Radcom Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share

(Title of Class of Securities)

M81865111

(CUSIP Number)

September 30, 2024 (1)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This Statement on Schedule 13G also serves as a Statement on Schedule 13G reporting holdings as of October 9, 2024.

CUSIP No. M81865111	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Dov Yelin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 803,497 (*) (**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 803,497 (*) (**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,497 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.19% (*) (**)(***)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	This figure is as of September 30, 2024. On October 9, 2024, this figure was 730,749.

(**)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(***)	Based on 15,471,117 Ordinary Shares outstanding as of September 30, 2024 (as reported on Bloomberg LP). On October 9, 2024, this figure was 4.72% based on 15,471,117 Ordinary Shares outstanding as of October 9, 2024 (as reported on Bloomberg LP).

CUSIP No. M81865111	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Yair Lapidot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 803,497 (*) (**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 803,497 (*) (**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,497 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.19% (*) (**)(***)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	This figure is as of September 30, 2024. On October 9, 2024, this figure was 730,749.

(**)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(***)	Based on 15,471,117 Ordinary Shares outstanding as of September 30, 2024 (as reported on Bloomberg LP). On October 9, 2024, this figure was 4.72% based on 15,471,117 Ordinary Shares outstanding as of October 9, 2024 (as reported on Bloomberg LP).

CUSIP No. M81865111	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Yelin Lapidot Holdings Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 803,497 (*) (**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 803,497 (*) (**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,497 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.19% (*) (**)(***)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	This figure is as of September 30, 2024. On October 9, 2024, this figure was 730,749.

(**)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(***)

Based on 15,471,117 Ordinary Shares outstanding as of September 30, 2024 (as reported on Bloomberg LP). On October 9, 2024, this figure was 4.72% based on 15,471,117 Ordinary Shares outstanding as of October 9, 2024 (as reported on Bloomberg LP).

Item 1.	(a)	Name of Issuer:

Radcom Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel

Item 2.	(a)	Name of Person Filing:

Dov Yelin

Yair Lapidot

Yelin Lapidot Holdings Management Ltd.

(b)	Address of Principal Business Office:

Dov Yelin – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yair Lapidot – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yelin Lapidot Holdings Management Ltd. – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

(c)	Citizenship or Place of Incorporation:

Dov Yelin – Israel

Yair Lapidot – Israel

Yelin Lapidot Holdings Management Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.20 par value per share

(e)	CUSIP Number:

M81865111

Page 5 of 9 Pages

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

On September 30, 2024, the securities reported herein were beneficially owned as follows:

●	72,748 Ordinary Shares (representing 0.47% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.

●	730,749 Ordinary Shares (representing 4.72% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd.

On October 9, 2024, the securities reported herein were beneficially owned as follows:

●	0 Ordinary Shares (representing 0% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.

●	730,749 Ordinary Shares (representing 4.72% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd.

The securities reported herein are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings"). Mr. Yelin owns 24.38% of the share capital and 25.00% of the voting rights of Yelin Lapidot Holdings, Mr. Lapidot owns 24.62% of the share capital and 25.00% of the voting rights of Yelin Lapidot Holdings. Messrs Yelin and Lapidot are responsible for the day-to-day management of Yelin Lapidot Holdings. In accordance with the Shareholders' Agreement, dated December 5, 2018, until the End of the "Suspension Period" Messrs Yelin and Lapidot are entitled to jointly appoint the majority of the members of Yelin Lapidot Holdings board. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be. This Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2024

Dov Yelin

/s/ Dov Yelin
By:	Dov Yelin

Yair Lapidot

/s/ Yair Lapidot
By:	Yair Lapidot

Yelin Lapidot Holdings Management Ltd.

/s/ Dov Yelin
By:	Dov Yelin
Chief Executive Officer

Page 8 of 9 Pages

EXHIBIT NO.	DESCRIPTION
Exhibit 1	Joint Filing Agreement filed by and among the Reporting Persons, dated as of February 7, 2017 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on February 8, 2017).

Page 9 of 9 Pages